NEWS RELEASE 10-30	SEPT. 2, 2010

DRILLING BEGINS AT TV TOWER GOLD PROJECT IN TURKEY

Fronteer Gold (FRG: TSX/NYSE-Amex) announces today that Teck Resources Limited’s Turkish subsidiary, (“TMST”), our 60% joint venture partner and project operator, has commenced a 5,000 metre drill program on the TV Tower Gold Project in Northwestern Turkey. TV Tower is located within the Biga Peninsula, approximately 15 kilometres northwest of Fronteer Gold and TMST’s Halilaga copper-gold porphyry deposit.

TV Tower is a large property covering 65 km2 and is accessible by road. Fronteer Gold believes there is strong potential for multiple gold deposits nested within what appears to be a large, highly altered volcanic centre.

Since 2008, TMST has completed detailed geological mapping; extensive soil and rock geochemical sampling; and, ground-based magnetic and IP/Resistivity surveys. Seven targets have been identified for detailed follow-up. Many of these target areas have wide-spread epithermal alteration with supporting geophysical and geochemical signatures typical of those seen at other high-sulphidation gold and porphyry copper-gold deposits in the region.

Highlights from rock-saw channel sampling from four different target areas include:

1.1 grams per tonne gold over 113 metres
0.7 g/t gold over 63 metres
0.3 g/t gold over 26.5 metres
0.4 g/t gold over 20 metres with individual grab samples as high as 50.0 g/t gold

(Note: The reported composites are weighted average grades based on the length of individual rock saw channel samples collected from available outcrops. The minimum and maximum channel lengths are 1.5 and 5.0 metres respectively. The depth and width of the channels are approximately 2 and 4 cm respectively).

A CDN$1.3 million program, funded 60%/40% by TMST and Fronteer Gold, is planned for 2010 with a focus on initiating Phase 1 drilling on two high-sulphidation gold targets. The program will include an additional 30 line kilometres of IP/Resistivity surveys, and 5,000 metres of drilling with two diamond-core rigs.

Rock samples and analytical data for TV Tower are collected under the supervision of TMST using industry standard QA-QC protocols. Ian Cunningham-Dunlop P. Eng, Vice President Exploration for Fronteer Gold, who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades reported here agree well with the company’s past results on the project and correspondence with TMST has given him no reason to doubt their authenticity.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.